WNS Provides Fiscal 2010 Business Update;
Year End Audit in Progress;
Announces Restatement of Previously Issued Financial Statements

NEW YORK and MUMBAI, April 22, 2010 — WNS (Holdings) Limited (NYSE: WNS), a leading provider of global business process outsourcing (BPO) services, today provided a business update for the fiscal year ended March 31, 2010.

WNS’s financial statements for the year ended March 31, 2010 are subject to finalization and the conclusion of the external audit, and more specifically, adjustments relating to the accounting treatment for referral fees earned from garages, and revenues and costs on completed but unbilled repairs, in its Auto Claims BPO segment (the AutoClaims business).

As background, for automobile accident management services, where WNS arranges for the repairs through a network of repair centers, it invoices the client for the amount of the repair. When it directs a vehicle to a specific repair center, it receives a referral fee from that repair center. In the past, WNS had recognized the referral fees from garages and the repair payments from clients, net of the amount of referral fees that are passed back to clients, as revenues, and had recognized the payments to the repair centers as cost of revenues. WNS had also not recognized as revenues the amount of completed but unbilled repairs due from clients and similarly not recognized the corresponding costs of these repairs as cost of revenues.

WNS, in consultation with its Audit Committee, has concluded that it should not include the referral fees from garages within revenues, and should instead subtract them from the costs of revenues for the AutoClaims business. WNS has also concluded that it should recognize the revenues and costs of completed but unbilled repairs as revenues and costs of revenues, respectively. WNS will accordingly restate the “revenue” and “cost of revenue” lines of its audited financial statements for the years ended March 31, 2009 and 2008 (as well as selected financial information for the years ended March 31, 2007 and 2006 and the quarterly information for fiscal 2009 and 2010) to reflect these accounting changes.

WNS is currently determining the impact of these accounting changes where the reduction in revenues for the AutoClaims business will be largely matched by the reduction in cost of revenues. WNS currently expects the impact of these changes will be material with respect to revenues of the AutoClaims business. However, the impact of these changes on WNS’s net income in its financial statements, as well as adjusted net income is not expected to be material. Adjusted net income refers to adjusted net income attributable to WNS shareholders excluding amortization of intangible assets, share-based compensation, related fringe benefit taxes and loss attributable to non-controlling interest.

WNS has not amended its reports for prior periods affected by these changes. WNS intends to include restated financial information, including quarterly information, in its Annual Report on Form 20-F for the year ended March 31, 2010.

WNS is assessing the effect of the restatement on its internal control over financial reporting and its disclosure controls and procedures and will not reach a final conclusion until completion of the restatement process.

Fiscal Q4 2010

Revenue less repair payments grew in the fourth fiscal quarter 2010 over the corresponding quarter of the prior fiscal year and was flat compared to the sequential previous quarter, largely as a result of the impact of a stronger British Pound (GBP) compared with the corresponding quarter in the prior fiscal year, and increased transaction volumes from new clients. This growth was offset by transaction volume declines in the travel and insurance industries and the second year pricing terms for the Aviva Global Services (AGS) contract. Revenue less repair payments grew modestly on a constant currency basis compared with the fiscal third quarter 2010, resulting from increased transaction volumes from new clients. Compared to the same quarter last year, revenue less repair payments declined slightly on a constant currency basis largely resulting from transaction volume declines in the travel and insurance industries and the second year pricing terms for the Aviva Global Services (AGS) contract.

Adjusted net income in the fiscal fourth quarter declined over the same quarter last year. Adjusted net income was impacted primarily by the stronger Indian Rupee (INR), transaction volume declines in the travel and insurance industries, one-time severance costs associated with changes in senior management, and lower revenues resulting from the second year pricing terms for the AGS contract. This decline was partially offset by tighter cost management and improved scale benefits. Compared to the previous sequential quarter in fiscal 2010, adjusted net income increased.

“Despite the challenging operating environment, WNS finished the 2010 fiscal year on a positive note,” said Keshav Murugesh, Group Chief Executive Officer. “I joined WNS to continue to build upon an already strong foundation. Although our travel and insurance verticals have current volume challenges, the growth potential in the BPO industry is tremendous, and WNS is well-positioned to take advantage of it. We see expansion opportunities in terms of service offerings, geographies and the industries which we serve. Our top ten clients account for almost 60 percent of our revenues and we have significant farming opportunities by replicating those successes with the next tier of clients. Appropriate programs will be driven at WNS across all opportunity areas to positively impact both top line and profitability.”

Fiscal Year 2010

Revenue less repair payments grew in the fiscal year 2010 over the prior fiscal year. The growth in revenue less repair payments was largely a result of increased revenues from new and existing clients. This growth was offset by the decline in the average GBP/USD exchange rate from 1.72 in fiscal 2009 to 1.60 in fiscal 2010. Revenue less repair payments also grew on a constant currency basis compared with the previous fiscal year.

Adjusted net income increased over fiscal 2009. The primary drivers of this increase were improved synergies from acquisitions, tighter cost management, improved scale benefits and lower interest expense during the second half of the year resulting from WNS’s debt payments. These increases were partially offset by the full year impact from interest and, foreign exchange losses, lower revenues resulting from the second year pricing terms of the AGS contract, one-time severance costs associated with changes in senior management and lower transaction volumes in the travel and insurance spaces.

“Our revenue less repair payments is in line with our guidance and our adjusted net income, excluding a one-time charge of $1 million from the unwinding of interest rate swaps and $2.1 million associated with recent management changes is in line with our adjusted net income guidance as well,” said Alok Misra, Group Chief Financial Officer.

“In fiscal 2010, we also improved our adjusted net income and demonstrated our ability to generate strong free cash flow,” continued Misra.

WNS’s headcount at the end of the fiscal fourth quarter was 21,958, compared with 21,392 in the prior quarter. WNS added 602 employees during fiscal 2010.

Neeraj Bhargava, who had stepped down as Group Chief Executive Officer and a member of the Board of WNS to assume the role of a Strategic Advisor on January 31, 2010, will cease to act as a Strategic Advisor effective April 30, 2010.

Fiscal 2011 Guidance
WNS is providing the following guidance for the fiscal year ending March 31, 2011:

•	Revenue less repair payments is expected to be between $365 million and $390 million. This assumes an average USD to GBP exchange rate of 1.53 for the 2011 fiscal year.

•	Adjusted net income (ANI) (or net income attributable to WNS shareholders excluding amortization of intangible assets, share-based compensation, related fringe benefit taxes and loss attributable to non-controlling interest) is expected to range between $46 million and $49 million. This assumes an average INR to USD exchange rate of 44.5 for the 2011 fiscal year.

“Given that we report in US Dollars, but earn almost 60 percent of our net revenues in British Pounds, the guidance reflects the decline of the GBP valuation as well as the continued pressure we see in our travel and insurance businesses,” continued Misra. “While we should be able to offset some amount of the FX impact through our hedging program, headwinds from wage inflation and the costs associated with ramping up new business are reflected in our ANI guidance.”

Conference Call
WNS will host a conference call on April 22, 2010 at 8:00 am (EDT) to provide a business update.

To participate in the call, please use the following details: + 1-866-543-6407; international dial-in +1-617-213-8898; participant passcode 77406730. A replay will be available for one week following the call at +1-888-286-8010; international dial-in +1-617-801-6888; passcode 24918921, as well as on the WNS website, www.wns.com, beginning two hours after the end of the call.

About WNS
WNS (Holdings) Limited [NYSE: WNS] is a leading global business process outsourcing company. Deep industry and business process knowledge, a partnership approach, comprehensive service offering and a proven track record enables WNS to deliver business value to some of the leading companies in the world. WNS is passionate about building a market-leading company valued by our clients, employees, business partners, investors and communities. For more information, visit www.wns.com.

About Non-GAAP Financial Measures
For financial statement reporting purposes, the company has two reportable segments: WNS Global BPO and WNS Auto Claims BPO. In the auto claims segment, which includes WNS Assistance and Chang Limited, WNS provides claims-handling and accident-management services, in which it arranges for automobile repairs through a network of third-party repair centers. In its accident-management services, WNS acts as the principal in dealings with the third-party repair centers and clients.

In order to provide accident-management services, the Company arranges for the repair through a network of repair centers. Repair costs are invoiced to customers. Amounts invoiced to customers for repair costs paid to the automobile repair centers are recognized as revenue. The Company uses revenue less repair payments for “fault” repairs as a primary measure to allocate resources and measure segment performance. Revenue less repair payments is a non-GAAP measure which is calculated as revenue less payments to repair centers. For “non fault repairs,” revenue including repair payments is used as a primary measure. As the Company provides a consolidated suite of accident management services including credit hire and credit repair for its “Non fault” repairs business, the Company believes that measurement of that line of business has to be on a basis that includes repair payments in revenue.

The Company believes that the presentation of this non-GAAP measure in the segmental information provides useful information for investors regarding the segment’s financial performance. The presentation of this non-GAAP information is not meant to be considered in isolation or as a substitute for the Company’s financial results prepared in accordance with US GAAP.

Safe Harbor Statement under the provisions of the United States Private Securities Litigation Reform Act of 1995

These forward-looking statements are based on our current expectations, assumptions, estimates and projections about our Company and our industry. The forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “will,” “project,” “seek,” “should” and similar expressions. Those statements include, among other things, the discussions of our business strategy, industry growth potential, expansion opportunities and expectations concerning our future financial performance, including our fiscal 2011 guidance and future profitability; our restatement of our financial statements and its impact; our ability to generate free cash; and our future operations. We caution you that reliance on any forward-looking statement involves risks and uncertainties, and that although we believe that the assumptions on which our forward-looking statements are based are reasonable, any of those assumptions could prove to be inaccurate, and, as a result, the forward-looking statements based on those assumptions could be materially incorrect. These factors include but are not limited to worldwide economic and business conditions; political or economic instability in the jurisdictions where we have operations; regulatory, legislative and judicial developments; our ability to attract and retain clients technological innovation; telecommunications or technology disruptions; future regulatory actions and conditions in our operating areas; our dependence on a limited number of clients in a limited number of industries; our ability to expand our business or effectively manage growth; our ability to hire and retain enough sufficiently trained employees to support our operations; negative public reaction in the US or the UK to offshore outsourcing; increasing competition in the BPO industry; our ability to successfully grow our revenue, expand our service offerings and market share and achieve accretive benefits from our acquisition of Aviva Global Services Singapore Pte. Ltd. (which we have renamed as WNS Customer Solutions (Singapore) Private Limited following our acquisition), or Aviva Global, and our master services agreement with Aviva Global Services (Management Services) Private Limited; our ability to successfully consummate strategic acquisitions; the timing and nature of the final resolution of the accounting issues discussed in this press release; the implications of those accounting issues for WNS’s SEC reporting (including the timing of that reporting), any adverse developments in existing legal proceedings or the initiation of new legal proceedings; and volatility of WNS’s stock price. These and other factors are more fully discussed in our annual report on Form 20-F for the fiscal year ended March 31, 2009 filed with the U.S. Securities and Exchange Commission which is available at www.sec.gov. In light of these and other uncertainties, you should not conclude that we will necessarily achieve any plans, objectives or projected financial results referred to in any of the forward-looking statements. Except as required by law, we do not undertake to release revisions of any of these forward-looking statements to reflect future events or circumstances.

References to “$” and “USD” refer to the United States dollars, the legal currency of the United States; references to “GBP” refer to the British Pound, the legal currency of Britain; and references to “INR” refer to Indian Rupees, the legal currency of India.

CONTACT:

Investors:
Alan Katz
VP — Investor Relations
WNS (Holdings) Limited
+1 212 599-6960 ext. 241
ir@wns.com

Media:
Deborah Kops
Chief Marketing Officer
WNS (Holdings) Limited
+ 1 703 321-6526
deborah.kops@wns.com